Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

Jive Software, Inc.

at

$5.25 NET PER SHARE

by

Jazz MergerSub, Inc.

a wholly owned subsidiary of

Wave Systems Corp.

a wholly owned subsidiary of

ESW Capital, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

EASTERN TIME, AT THE END OF JUNE 9, 2017, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 30, 2017 (the “Merger Agreement”), by and among Wave Systems Corp. (“Parent” or “Wave Systems”), Jazz MergerSub, Inc. (“Purchaser”) and Jive Software, Inc. (the “Company”). Purchaser is offering to purchase in a cash tender offer (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Shares”), at a price of $5.25 per Company Share, net to the selling stockholder in cash, without interest and less any required withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that there has been validly tendered and not withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement, the “Expiration Date”) at least that number of Company Shares that, when added to any Company Shares already owned by Parent or Purchaser, if any, represents a majority of all then outstanding Company Shares (including all then outstanding Company Options (as defined below) and Company RSUs (as defined below), for which the Company has received notices of exercise or conversion prior to the scheduled expiration of the Offer and excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the Delaware General Corporation Law, by the depositary for the Offer pursuant to such procedures). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.” Parent is a wholly owned subsidiary of ESW Capital, LLC (“ESW”), which is an investment holding company, primarily focused on enterprise software companies.

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

IMPORTANT

Any stockholder of the Company wishing to tender Company Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below) together with certificates representing the Company Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Company Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Company Shares.

Any stockholder of the Company who wishes to tender Company Shares and cannot deliver certificates representing such Company Shares and all other required documents to the Depositary on or prior to the Expiration Date or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Company Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may also be obtained from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be obtained at the website maintained by the United States Securities and Exchange Commission (“SEC”) at www.sec.gov. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

May 12, 2017

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877)796-5274

Email: info@okapipartners.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Unless otherwise indicated or the context otherwise requires, all references to “we,” “us” and “our” refer to Jazz MergerSub, Inc. Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” will be to United States dollars.

Who is offering to buy my securities?

We are Jazz MergerSub, Inc., a Delaware corporation formed for the purpose of making the offer to purchase in a cash tender offer (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share, of the Company for $5.25 per Company Share, net to the selling stockholder in cash, without interest and less any required withholding. We are a wholly owned subsidiary of Wave Systems and Wave Systems is a wholly owned subsidiary of ESW, which is an investment holding company based in Austin, Texas, primarily focused on enterprise software companies. More information on ESW can be found on the website http://www.eswcapital.com. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Guarantor, Parent and Purchaser.” The website address referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $5.25 per Company Share, net to you in cash, without interest and less any required withholding. If you are the record owner of your Company Shares and you directly tender your Company Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Company Shares through a broker, dealer, commercial bank, trust company or other nominee, and such institution tenders your Company Shares on your behalf, such institution may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $480.6 million to purchase all Company Shares in the Offer or the Merger, to cash out certain options to purchase common stock and restricted stock units of the Company and to pay related fees and expenses. We anticipate that the cash on hand and other working capital sources of Wave Systems, our parent company, ESW, the parent company of Wave Systems, and the Company will be sufficient to make such payments. ESW has also provided a limited guaranty in favor of the Company to guarantee our and Wave Systems’s payment obligations under the Merger Agreement. The Offer is not subject to a financing condition. We may however obtain debt financing prior to the Acceptance Time (as defined below). See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Company Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Company Shares and accept the Offer because:

•	the Offer is being made for all outstanding Company Shares solely for cash;

•	we were formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and have not engaged in any other business activities;

•	the form of payment consists solely of cash that will be made available to us by Wave Systems, our parent Company, ESW, the parent company of Wave Systems, and the Company;

•	the Offer is not subject to any financing condition;

•	ESW has also provided a limited guaranty in favor of the Company to guarantee our payment obligations under the Merger Agreement; and

•	if we consummate the Offer, we expect to acquire any remaining Company Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Company Shares in the Offer?

Unless we extend the Offer, you will have until midnight, Eastern Time, at the end of June 9, 2017 to tender your Company Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

Acceptance and payment for Company Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Company Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that we shall, subject to certain conditions, extend the Offer on one or more occasions for successive extension periods of ten business days each (or any longer period as may be approved in advance by the Company), if on any then-scheduled expiration date of the Offer any of the conditions to our obligation to accept for payment and pay for the Company Shares validly tendered in the Offer is not satisfied, in order to permit the satisfaction of all of the conditions to the Offer.

However, in no event will we be required to extend the Offer beyond the “Termination Date” (which is defined in the Merger Agreement as September 30, 2017). In addition, in the event that the Minimum Condition is the only condition that has not been satisfied, we will not be required to extend the Offer for more than three periods of ten business days each, to permit the Minimum Condition, as described below, to be satisfied.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer and Section 11—“The Transaction Documents” for more details about the Termination Date.

Can the Offer be extended after Purchaser has accepted and paid for Company Shares?

No. We do not intend to provide for a subsequent offering period (as provided under Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) because as promptly as practicable following the successful completion of the Offer the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (“DGCL”).

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Such announcement will be made no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was scheduled to expire, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is subject to several conditions including, among others,

•	satisfaction of the Minimum Condition;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

•	certain other customary conditions.

The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that there has been validly tendered and not withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement, the “Expiration Date”) at least that number of Company Shares that, when added to any Company Shares already owned by Parent or Purchaser, if any, represents a majority of all then outstanding Company Shares (including all then outstanding Company Options (as defined below) and Company RSUs (as defined below), for which the Company has received notices of exercise or conversion prior to the scheduled expiration of the Offer and excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures).

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The Offer is also subject to a number of other important conditions. A more detailed discussion of the conditions to consummation of the Offer is contained in Section 15—“Conditions of the Offer.”

How do I tender my Company Shares?

To tender your Company Shares, you must deliver the certificates representing your Company Shares or confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at Computershare (the “Depositary”), together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Company Shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), they can be tendered by your nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three NASDAQ Global Select Market (“NASDAQ”) trading days after the date of execution of such Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that three-day trading period. See Section 3—“Procedures for Accepting the Offer and Tendering Company Shares.”

Until what time may I withdraw previously tendered Company Shares?

You may withdraw your previously tendered Company Shares at any time until the Offer has expired and, if we have not accepted your Company Shares for payment by the end of July 10, 2017, you may withdraw them at any time after that date until we accept Company Shares for payment. Withdrawals of Company Shares may not be rescinded, although withdrawn Company Shares may be re-tendered again at any time prior to the Expiration Date. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Company Shares?

To withdraw previously tendered Company Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Company Shares. If you tendered Company Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Company Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Company Shares while you still have the right to withdraw Company Shares. See Section 4—“Withdrawal Rights.”

What does the Company Board think of the Offer?

The Company Board has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

A description of the reasons for the Company Board’s approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Company’s stockholders in addition to this Offer to Purchase. See also the “Introduction” to this Offer to Purchase.

Have any stockholders previously agreed to tender their Company Shares?

Yes. Certain stockholders of the Company have entered into a Tender and Support Agreement with Wave Systems under which those stockholders have agreed to tender 1,238,602 outstanding Company Shares in the Offer, or approximately 2% of all outstanding Company Shares as of May 10, 2017. These stockholders have also agreed to tender any Company Shares they receive upon the exercise of any options to purchase Company Shares (the “Company Options”) or settlement of restricted stock units of the Company (the “Company RSUs”). See Section 11—“The Transaction Documents—Tender and Support Agreement.”

If the tender offer is completed, will the Company continue as a public company?

No. As soon as practicable following the purchase of Company Shares in the Offer, we expect to complete the Merger. If the Merger takes place, the Company will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Company Shares, there may be so few remaining stockholders and publicly held Company Shares that the Company Shares will no longer be eligible to be traded through NASDAQ or other securities exchanges, there may not be an active public trading market for the Company Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the tender offer be followed by a merger if all of the Company Shares are not tendered in the Offer?

Yes. If the Minimum Condition is satisfied and we accordingly accept for payment and pay for Company Shares in connection with this Offer, then, as soon as practicable following such payment, we expect to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without the consent of the Company) to accept the Shares for purchase in the Offer, and we will neither accept such Shares for purchase nor will we consummate the Merger.

If the Merger takes place, all remaining stockholders of the Company (other than us, Wave Systems, the Company and its subsidiaries) will receive $5.25 per Company Share (or any other price per Company Share that is paid in the Offer) net in cash, without interest and less any required withholding (unless you are entitled to and properly demand appraisal of your Company Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law with respect to such appraisal demand), and the Company will become a wholly owned subsidiary of Wave Systems.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of the Company (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and properly demand appraisal pursuant to, and comply in all respects with, the applicable provisions of Delaware law with respect to such appraisal demand and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration as a result of the Merger, without interest and less any applicable withholding, for their Shares as was payable in the Offer. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Company Shares?

If you decide not to tender your Company Shares in the Offer and the Merger occurs, you will (unless you are entitled to and properly demand appraisal of your Company Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law with respect to such appraisal demand) subsequently receive the same amount of cash per Company Share that you would have received had you tendered your Company Shares in the Offer, without any interest being paid on such amount and with such amount being subject to any required withholding. Therefore, if the Merger takes place, the only difference to you between tendering your Company Shares and not tendering your Company Shares is that you will be paid sooner if you tender your Company Shares. If and when we consummate the Merger, if you perfect your appraisal rights in accordance with Delaware law, you may receive an amount that is different from the consideration being paid in the Merger. See Section 12—“Purpose of the Offer; Plans for the Company—Appraisal Rights.” If you decide not to tender your Company Shares in the Offer, and we purchase the tendered Company Shares, but the Merger does not occur, you will remain a stockholder of the Company. However, there may be so few remaining stockholders and publicly traded Company Shares that the Company Shares will no longer be eligible to be traded through NASDAQ or other securities exchanges and there may not be an active public trading market for the Company Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Company Shares as of a recent date?

On April 28, 2017, the last full day of trading before the public announcement of the Offer, the closing price of the Company Shares on NASDAQ was $5.05 per Company Share. On May 11, 2017, the last full day of trading before the commencement of the Offer, the closing price of the Company Shares on NASDAQ was $5.20 per Company Share. We encourage you to obtain a recent quotation for the Company Shares in deciding whether to tender your Company Shares. See Section 6—“Price Range of Company Shares; Dividends.”

What are the United States federal income tax consequences of having my Company Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Company Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences to U.S. Holders”) who sells Company Shares pursuant to the Offer or receives cash in exchange for Company Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Company Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Company Shares (that is, Company Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, so long as a stockholder’s holding period for such Company Shares is more than one (1) year at the time of consummation of the Offer or the Merger, as the case may be. See Section 5—“Certain Material United States Federal Income Tax Consequences to U.S. Holders.”

Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Okapi Partners at (877) 796-5274 (toll-free) or, if you are a bank or brokerage firm, (212) 297-0720. Okapi Partners is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

To the Holders of Company Shares:

Jazz MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Wave Systems Corp., a Delaware corporation (“Parent” or “Wave Systems”) and a wholly owned subsidiary of ESW Capital, LLC (“Guarantor” or “ESW”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Jive Software, Inc., a Delaware corporation (the “Company”), at a price of $5.25 per Company Share, net to the selling stockholder in cash, without interest and less any required withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated April 30, 2017 (the “Merger Agreement”), by and among Parent, Purchaser, and the Company. The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) certain other customary conditions.

The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that there has been validly tendered and not withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement, the “Expiration Date”) at least that number of Company Shares that, when added to any Company Shares already owned by Parent or Purchaser, if any, represents a majority of all then outstanding Company Shares (including all then outstanding Company Options and Company RSUs, for which the Company has received notices of exercise or conversion prior to the scheduled expiration of the Offer and excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

According to the Company, as of May 10, 2017, there were issued and outstanding 79,765,477 Company Shares. ESW, Wave Systems and Purchaser may each be deemed to have shared voting power and shared dispositive power with respect to (and therefore may be deemed to beneficially own) the 1,238,602 outstanding Company Shares subject to the Tender and Support Agreement, or approximately 2% of all outstanding Company Shares as of May 10, 2017 as well as certain Company Options and Company RSUs that are also subject to the Tender and Support Agreement. The Minimum Condition would be satisfied if at the Expiration Date, there will have been validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Company Shares) a number of Company Shares that, taken together with any Company Shares then owned by Parent and Purchaser, represent a majority of all then outstanding Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary pursuant to such procedures).

Tendering stockholders who are record owners of their Company Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Company Shares by Purchaser pursuant to the Offer. Stockholders who hold their Company Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger

Agreement; (iii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background” and “Reasons for the Board’s Recommendation”.

The Merger Agreement provides that, subject to the conditions described in Section 11—“The Transaction Documents” and Section 15—“Conditions of the Offer” of this Offer to Purchase, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned subsidiary of Wave Systems. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Company Share outstanding immediately prior to the Effective Time (other than Company Shares directly owned by Parent, Purchaser, the Company, or by any subsidiary of Parent, Purchaser or the Company, which will be canceled and extinguished without any conversion or consideration and Company Shares with respect to which the holders have properly perfected their appraisal rights under Delaware law) will be cancelled and extinguished and automatically converted into the right to receive $5.25 (or any other per Company Share price paid in the Offer) net to the selling stockholder in cash, without interest and less any required withholding.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. The Merger is subject to the satisfaction or waiver of certain conditions, including, among other things, the purchase of Company Shares by Purchaser pursuant to the Offer and there being no applicable law prohibiting the consummation of the Merger. Under the DGCL, if we hold, together with all Company Shares held by Parent, pursuant to the Offer or otherwise, at least a majority of the issued and outstanding Company Shares, we intend to effect the Merger without a vote of the Company’s stockholders. See Section 11—“The Transaction Documents.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Company Shares validly tendered and not withdrawn as permitted under Section 4—“Withdrawal Rights” promptly following the expiration of the Offer (the time and date of the acceptance for payment, the “Acceptance Time”). The term “Expiration Date” means midnight, Eastern Time, on June 9, 2017, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open (in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires).

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under the HSR Act, and (iii) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that there has been validly tendered and not withdrawn prior to the Expiration Date at least that number of Company Shares that, when added to any Company Shares already owned by Parent or Purchaser if any, represent a majority of all then outstanding Company Shares (including all then outstanding Company Options and Company RSUs, for which the Company has received notices of exercise or conversion prior to the scheduled expiration of the Offer and excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

According to the Company, as of May 10, 2017, there were issued and outstanding 79,765,477 Company Shares. ESW, Wave Systems and Purchaser may each be deemed to have shared voting power and shared dispositive power with respect to (and therefore may be deemed to beneficially own) the 1,238,602 outstanding Company Shares subject to the Tender and Support Agreement, or approximately 2% of all outstanding Company Shares as of May 11, 2017 as well as certain Company Options and Company RSUs that are also subject to the Tender and Support Agreement. The Minimum Condition would be satisfied if at the Expiration Date, there will have been validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Company Shares) a number of Company Shares that, taken together with any Company Shares then owned by Parent and Purchaser, represent a majority of all then outstanding Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary pursuant to such procedures).

Purchaser shall, subject to certain conditions, extend the Offer for one or more successive periods of ten business days each (or any longer period approved in advance by the Company) until the Termination Date, if on any then scheduled expiration date of the Offer any of the conditions to Purchaser’s obligation to accept for payment and pay for the Company Shares validly tendered in the Offer as set forth in Section 15—“Conditions of the Offer” is not satisfied or waived to permit such offer conditions to be satisfied or waived. In no event will Purchaser be required to extend the Offer beyond the “Termination Date” (which is defined in the Merger Agreement as September 30, 2017). In addition, in the event that the Minimum Condition is the only condition that has not been satisfied, Purchaser will not be required to extend the Offer for more than three periods of ten business days each, to permit the Minimum Condition to be satisfied.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Such announcement will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Company Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Company Shares. Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 10, 2017. We do not intend to provide for a subsequent offering period (as provided under Rule 14d-11 under the Exchange Act) because as promptly as practicable following the successful completion of the Offer the Merger will be effected pursuant to Section 251(h) of the DGCL. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If Share Certificates (as defined below) evidencing Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares” below), unless such Company Shares have been tendered for the account of an Eligible Institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2—“Acceptance for Payment and Payment for Company Shares” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Company Shares. All questions as to validity, form, eligibility (including time of receipt), and acceptance for payment of any tendered Company Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

Purchaser expressly reserves the right to waive any of the conditions to the Offer (other than the Minimum Condition or the conditions relating to approval under the HSR Act and the absence of certain legal orders or injunctions) and to make any change in the terms of or conditions to the Offer; provided, that, without the prior written consent of the Company no change may be made that decreases the price per Company Share payable in the Offer, changes the form of consideration payable in the Offer, decreases the number of Company Shares sought to be purchased in the Offer, adds to the conditions to the Offer set forth in Section 15—“Conditions of the Offer” (other than as set forth in the Merger Agreement), extends the Offer other than as described herein, modifies the conditions set forth in the Merger Agreement, or amends any other term or condition of the Offer in any manner that is adverse to the holders of Company Shares.

The rights reserved by Purchaser by the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m. Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Company Shares or is unable to accept Company Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Company Shares, and such Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Company Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such purchaser’s offer.

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of ten business days following the dissemination of such information to stockholders.

If, on or before the Expiration Date, we increase the consideration being paid for Company Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Company Shares are purchased in the Offer, whether or not such Company Shares were tendered before the announcement of the increase in consideration.

We do not intend to provide for a subsequent offering period (as provided under Rule 14d-11 under the Exchange Act) because as promptly as practicable following the successful completion of the Offer we intend to effect the Merger pursuant to Section 251(h) of the Delaware General Corporation Law (“DGCL”).

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Company Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15—“Conditions of the Offer.” Under certain circumstances, Purchaser may terminate the Merger Agreement and the Offer. See Section 11—“Transaction Documents—Merger Agreement—Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, Purchaser will complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. The Offer will be deemed, for purposes of Section 251(h) of the DGCL, to exclude Company Shares owned by the Company, Parent, Purchaser or any other wholly owned subsidiary of Parent or the Company as of immediately prior to the commencement of the Offer, which Company Shares Parent, Purchaser and the Company have agreed in the Merger Agreement will be canceled and extinguished in the Merger.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Company Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Company Shares, to brokers, dealers, commercial banks, trust companies, and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Company Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” Purchaser will accept for payment, and pay for, all Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Date.

In all cases, payment for Company Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Company Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Company Shares (a “Book-Entry Confirmation”) into the Depositary’s account at Computershare (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” (ii) the Letter of

Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Company Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Company Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Company Shares validly tendered and not validly withdrawn as, if, and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Company Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Company Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Company Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Company Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Company Shares or is unable to accept Company Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Company Shares, and such Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Company Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Company Shares than are tendered, Share Certificates evidencing unpurchased Company Shares will be returned, without expense to the tendering stockholder (or, in the case of Company Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” such Company Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Company Shares.

Valid Tenders. In order for a stockholder to validly tender Company Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), duly completed and validly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Company Shares must be received by the Depositary at such address or (B) such Company Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Company Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-

entry delivery of Company Shares by causing the Book-Entry Transfer Facility to transfer such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Company Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), duly completed and validly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Company Shares) of the Company Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Company Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations, and brokerage houses) that is a member in good standing in the Securities Transfer Agents Medallion Program, or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Company Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Company Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Company Shares may nevertheless be tendered; provided, that, all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Company Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), duly completed and validly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Company Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry

Confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), duly completed and validly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Company Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Company Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Company Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Company Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Company Options and Company RSUs. The Offer is made only for Company Shares and is not made for Company Options or Company RSUs issued pursuant to any of the Company’s equity compensation plans. Holders of vested but unexercised Company Options may participate in the Offer only if they first exercise their Company Options in accordance with the terms of the applicable option plan and tender Company Shares, if any, issued upon such exercise. Holders of Company RSUs may participate in the Offer only if they tender Company Shares received upon vesting and settlement of Company RSUs, if any, in accordance with the terms of the applicable equity compensation plan of the Company. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such Company Options or Company RSUs that the holder will have sufficient time to comply with the procedures of the tendering Company Shares described in this Section.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Company Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Company Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Company Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Company Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Company Shares or other securities or rights issued or issuable in respect of such Company Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Company Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Company Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Company Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Company Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Company Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Company Shares, Purchaser must be able to exercise full voting, consent, and other rights with respect to such Company Shares and other related securities or rights, including voting at any meeting of stockholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Company Shares made pursuant to the Offer are irrevocable. Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 10, 2017, in accordance with Section 14(d)(5) of the Exchange Act.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If Share Certificates evidencing Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Company Shares have been tendered for the account of an Eligible Institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Company Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Company Shares, or is unable to accept Company Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Company Shares, and such Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Company Shares may not be rescinded. Any Company Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Company Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Company Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material United States Federal Income Tax Consequences to U.S. Holders.

The following is a summary of certain material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Company Shares are tendered and accepted for payment pursuant to the Offer or whose Company Shares are converted into the right to receive cash in the Merger. This discussion is not a complete analysis of all potential United States federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or United States federal estate or gift tax laws or the alternative minimum tax. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court. This discussion does not take into account or address changes to United States tax law that may result from tax reforms that may be enacted in 2017 or thereafter, possibly with retroactive effect.

The discussion applies only to stockholders of the Company in whose hands Company Shares are capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not apply to Company Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders subject to special tax rules (including insurance companies, tax-exempt organizations, tax-qualified retirement plans, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not consider the effect of any foreign, state or local tax laws. If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the Company Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Company Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

THIS DISCUSSION IS NOT INTENDED TO BE TAX ADVICE. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT ITS, HIS OR HER OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER ON A BENEFICIAL HOLDER OF SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.

For purposes of this summary, a “U.S. Holder” is a stockholder of the Company that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for United States federal income tax purposes.

Effect of the Offer and the Merger. The exchange of Company Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who sells Company Shares pursuant to the Offer or receives cash in exchange for Company Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Company Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Company Shares (that is, Company Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, so long as a stockholder’s holding period for such Company Shares is more than one (1) year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Company Share that has been held for more than one (1) year generally will be subject to a maximum United States federal income tax rate of 20%. In the case of a Company

Share that has been held for one (1) year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

Medicare Tax. Certain stockholders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their gain recognized in connection with the receipt of cash pursuant to the Offer or the Merger. If you are an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of the cash you receive in connection with the Offer or the Merger.

Information Reporting and Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the IRS a portion of the amount of any payments made pursuant to the Offer or the Merger. In order to prevent backup U.S. federal income tax withholding with respect to payments made to U.S. Holders pursuant to the Offer or the Merger, a U.S. Holder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing and submitting to the Depositary the IRS Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Company Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. See Instruction 8 of the Letter of Transmittal. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules described above can be refunded or credited against a stockholder’s U.S. federal income tax liability, provided that such stockholder furnishes the required information to the IRS and other applicable requirements are satisfied.

6.	Price Range of Company Shares; Dividends.

The Company Shares trade on the NASDAQ Global Select Market under the symbol “JIVE.” The following table sets forth the high and low sales prices per Company Share for the periods indicated. Company Share prices are as reported on NASDAQ based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2015
First Quarter	$6.33	$4.88
Second Quarter	$5.99	$5.05
Third Quarter	$5.49	$3.51
Fourth Quarter	$4.45	$3.75
Fiscal Year Ended December 31, 2016
First Quarter	$4.05	$2.84
Second Quarter	$4.20	$3.51
Third Quarter	$4.59	$3.50
Fourth Quarter	$4.45	$3.75
Fiscal Year Ended December 31, 2017
First Quarter	$4.50	$3.65
Second Quarter (through May 11, 2017)	$5.30	$4.30

On April 28, 2017, the last full day of trading before the public announcement of the Offer, the closing price of the Company Shares on NASDAQ was $5.05 per Company Share. On May 11, 2017, the last full day of trading before the commencement of the Offer, the closing price of the Company Shares on NASDAQ was $5.20 per Company Share.

The Company has never paid a cash dividend on the Company Shares. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its capital stock (including the Company Shares), or make any other actual, constructive or deemed distribution in respect of the shares of its capital stock.

Stockholders are urged to obtain a current market quotation for the Company Shares.

7.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. The Company is a Delaware corporation, originally incorporated in 2001 in Delaware. The Company’s principal executive offices are located at 300 Orchard City Drive, Suite 100, Campbell, California 95008. The telephone number of the Company is (669) 282-4000. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2016 and the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017. The Company provides products that the Company believes improve business results by enabling a more productive and effective workforce through enhanced communications and collaboration both inside and outside the enterprise. The organizations deploy the Company’s products to improve the level of engagement, the quality of interaction and the overall relationship they have with their employees, customers and partners. The Company’s products are primarily sold on a subscription basis, deployable in on-premise, hosted and cloud instances and used for internal or external communities. The Company generates revenues from product subscription license fees as well as from professional service fees for strategic consulting, configuration, implementation and training.

Available Information. The Company Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements or in the Company’s Annual Report on Form 10-K (or any amendment thereto), the most recent one having been filed with the SEC on May 1, 2017.

Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Guarantor, Parent and Purchaser.

General. Wave Systems is a Delaware corporation, with its principal executive offices located at 401 Congress Ave Suite 2650, Austin, TX 78701. The telephone number of Wave Systems is (512) 201-8287. Wave Systems was incorporated in Delaware under the name Indata Corp. on August 12, 1988. Wave Systems changed its name to Cryptologics International, Inc. on December 4, 1989 and then changed its name again to Wave Systems Corp. on January 22, 1993. Wave Systems reduces the complexity, cost and uncertainty of data protection and authentication by starting inside the device. Wave Systems leverages the hardware security capabilities built directly into endpoint computing platforms. Wave Systems is a board member for the Trusted Computing Group (TCG). Wave Systems was previously subject to the information reporting requirements of the Exchange Act. Wave Systems commenced a bankruptcy case (the “Chapter 7 Case”) by filing a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On August 26, 2016, the Bankruptcy Court entered an order (Docket No. 303) (the “Confirmation Order”) confirming the Chapter 11 Plan of Reorganization of the Company dated June 17, 2016, as amended on August 23, 2016 (collectively, with all exhibits and supplements and modifications or other amendments thereto, the “Plan”). The Plan became effective on August 29, 2016. Pursuant to the Confirmation Order, ESW purchased 60% of Wave Systems’s common stock in exchange for certain amounts loaned to Wave Systems pursuant to the Plan and (ii) in its capacity as Plan sponsor, ESW received the remainder of Wave Systems’s common stock in exchange for cash payments in an aggregate amount of $6,875,000. Wave Systems was subsequently deregistered from under the Exchange Act, effective January 6, 2017.

Purchaser is a Delaware corporation with its principal offices located at 401 Congress Ave Suite 2650, Austin, TX 78701. The telephone number of Purchaser is (512) 201-8287. Purchaser is a wholly owned subsidiary of Wave Systems. Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and has not engaged, and does not expect to engage, in any other business activities.

Guarantor is a Delaware corporation with its principal offices located at 401 Congress Ave Suite 2650, Austin, TX 78701. The telephone number of Guarantor is (512) 201-8287. Guarantor is an investment holding company, primarily focused on enterprise software companies. Joseph Liemandt is the sole member and director of Guarantor and his business address is 401 Congress Ave Suite 2650, Austin, TX. Mr. Liemandt’s telephone number is (512) 201-8287.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five (5) years for each director and executive officer of Wave Systems, Guarantor and Purchaser and certain other information are set forth in Schedule I hereto.

As of May 10, 2017, Mr. Liemandt, Guarantor, Parent and Purchaser may each be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) the 1,238,602 outstanding Company Shares, or approximately 2% of all outstanding Company Shares, as well as certain Company Options and Company RSUs, in each case, subject to the Tender and Support Agreement. Mr. Liemandt, Guarantor, Parent and Purchaser expressly disclaim beneficial ownership of Company Shares, Company Options and Company RSUs covered by the Tender and Support Agreement. Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of Mr. Liemandt, Guarantor, Parent and Purchaser or, to the best knowledge of Guarantor, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Mr. Liemandt, Guarantor, Parent and Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Company Shares and (ii) none of Mr. Liemandt, Guarantor, Parent, Purchaser or, to the best knowledge of Mr., Liemandt, Guarantor, Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Company Shares during the past sixty (60) days.

Except as provided in the Merger Agreement and the Tender and Support Agreement, or as otherwise described in this Offer to Purchase, none of Mr. Liemandt, Guarantor, Parent, Purchaser, majority-owned subsidiary of Mr. Liemandt, Guarantor, Parent or Purchaser or, to the best knowledge of Guarantor, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Mr. Liemandt, Guarantor Parent, Purchaser, or, to the best knowledge of Guarantor, Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of Mr. Liemandt, Guarantor, Parent, Purchaser or any of their respective subsidiaries or, to the best knowledge of Guarantor, Parent, and Purchaser any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of Mr. Liemandt, Guarantor, Parent, Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Mr. Liemandt, Guarantor, Parent, Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Guarantor, Wave Systems and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330.

9.	Source and Amount of Funds.

Wave Systems will provide Purchaser with sufficient funds to pay for all Company Shares accepted for payment in the Offer or the Merger, to cash out certain options to purchase common stock and restricted stock units of the Company and to pay related fees and expenses. Wave Systems and Purchaser anticipate that the cash on hand and other working capital sources of Wave Systems, Guarantor, and the Company will be sufficient to make such payments and Guarantor and Wave Systems will, if necessary, contribute or otherwise advance funds to Purchaser to pay for the Shares that are tendered in the Offer. Guarantor has also provided a limited guaranty in favor of the Company to guarantee Purchaser’s and Wave System’s payment obligations under the Merger Agreement. The Offer is not subject to a financing condition. Purchaser may however obtain debt financing prior to the Acceptance Time.

Purchaser does not think its financial condition is relevant to the Company’s stockholders’ decision whether to tender Company Shares and accept the Offer because:

•	the Offer is being made for all outstanding Company Shares solely for cash;

•	Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and have not engaged in any other business activities;

•	the form of payment consists solely of cash that can be made available to Purchaser by Wave Systems, Purchaser’s parent Company, ESW, the parent company of Wave Systems, and the Company;

•	the Offer is not subject to any financing condition;

•	Guarantor has provided a limited guaranty in favor of the Company to guarantee Purchaser’s payment obligations under the Merger Agreement; and

•	if Purchaser consummates the Offer, Purchaser expects to acquire any remaining Company Shares for the same cash price in the Merger.

Limited Guaranty. Concurrently with the execution and delivery of the Merger Agreement, ESW executed and delivered to the Company a limited guaranty in favor of the Company in respect of certain of Parent’s and Purchaser’s payment obligations under the Merger Agreement (the “Guaranty”). Pursuant to the Guaranty, ESW has irrevocably and unconditionally guaranteed the full and prompt payment when due to the Company of Parent’s and Purchaser’s obligations (i) to fund the aggregate consideration to which the holders of Company Shares become entitled to pursuant to the Offer and the Merger; (ii) to pay the Company Option Consideration (as defined below) and the Company RSU Consideration (as defined below) and (iii) repay certain indebtedness of the Company, in each case, subject to the terms and conditions of the Guaranty. Under the Guaranty, ESW has agreed not to claim any offset or other reduction of its obligations thereunder because of any obligation of the Company now or hereafter owed to ESW. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Guaranty, a copy of which has been filed as an exhibit to the Schedule TO and which is incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

•	On May 19, 2016, a representative of Atlas Technology Group, LLC (“Atlas”), ESW’s financial advisor, met with the Company’s Chief Financial Officer, Bryan LeBlanc.

•	From July 2016 to December 2016, a representative of Atlas contacted a board member of the Company with the intent of introducing the management team of Aurea Software, Inc., a wholly owned subsidiary of ESW and an affiliate of Parent (“Aurea”), to the senior management of the Company. Despite several attempts, no meeting was scheduled.

•	On December 21, 2016, ESW’s Chief Financial Officer, Andrew Price, contacted Bryan LeBlanc indicating that ESW was interested in a potential transaction and wanted to schedule a meeting with the Company’s senior management.

•	On January 11, 2017, Aurea and the Company entered into a confidentiality agreement.

•	On January 30, 2017, representatives of Aurea, including its Chief Executive Officer, Chief Financial Officer, Chief Revenue Officer and Senior Vice President of Product met with members of the Company’s senior management team in Menlo Park, CA to discuss the Company’s business and prospects.

•	On February 24, 2017, Aurea submitted to the Company’s financial advisor, Morgan Stanley, through Atlas, a verbal proposal to acquire the Company for $4.50 per share in cash.

•	On March 11, 2017, Aurea contacted Morgan Stanley, through Atlas, to verbally reaffirm its verbal proposal to acquire the Company for $4.50 per share in cash.

•	On March 22, 2017, Aurea submitted to Morgan Stanley, through Atlas, a non-binding indication of interest in an acquisition of the Company for an all-cash purchase price of between $4.50 and $5.25 per share of the Company’s common stock, subject to completion of due diligence and validation of certain assumptions and estimates supporting the proposed purchase price.

•	On March 24, 2017, a representative of Morgan Stanley provided representatives of Atlas a preliminary merger agreement and requested the names of potential lenders that Aurea intended to contact for approval.

•	On March 26, 2017, the Company opened a virtual data room with preliminary due diligence information and provided access to Aurea and its advisors.

•	On March 29, 2017, a representative of Morgan Stanley provided representatives of Atlas a letter that provided guidelines for submitting a definitive offer for a potential acquisition of the Company and asked that Aurea submit a proposal no later than April 4, 2017.

•	On April 3, 2017, the Company, through Morgan Stanley, provided representatives of Atlas preliminary financial results for the quarter ending March 31, 2017. Additionally, on that date, Aurea’s management team and representatives of Atlas attended a conference call with the Company’s Chief Financial Officer and representatives from Morgan Stanley to review the Company’s financial results.

•	On April 3, 2017, Morgan Stanley provided Atlas a preliminary disclosure letter and details regarding the outstanding equity of the Company.

•	On April 4, 2017, a representative of Atlas informed a representative of Morgan Stanley that Aurea/ESW would be submitting an offer letter with a per share price of $4.50 per share. Subsequently, ESW submitted to the Company through Atlas a revised merger agreement and preliminary exclusivity letter.

•	On April 6, 2017, a representative of Morgan Stanley informed a representative of Atlas that for ESW to be competitive with other alternatives under consideration, ESW would need to submit an improved offer. Later on April 6, 2017, a representative of Atlas called a representative of Morgan Stanley to raise ESW’s offer price to $5.00 per share in cash. The representative of Morgan Stanley informed the representative of Atlas that its revised proposal was unlikely to be of interest to the Board.

•	On April 13, 2017, ESW submitted to the Company through Atlas a revised non-binding indication of interest at an all-cash purchase price $5.25 per share to acquire 100% of the Company Shares, subject to further due diligence, subject to a financing condition and for an exclusive negotiating period of three weeks from acceptance of the offer. Later that same day, the Company responded, through Morgan Stanley that it was potentially willing to engage in a transaction at $5.25 per share of the Company’s common stock.

•	On April 14, 2017, ESW submitted to the Company through Atlas a revised non-binding indication of interest at an all-cash purchase price $5.25 per share to acquire 100% of the Company’s common stock, subject to further due diligence, not subject to a financing condition and for an exclusive negotiating period until May 1, 2017. Later that same day, the Company responded, through Morgan Stanley, that it was potentially willing to engage in a transaction at $5.25 per share of the Company’s common stock, but would need further evidence of ESW’s ability to finance the transaction.

•	On April 16, 2017, ESW submitted to the Company through Atlas a letter from ESW’s Chief Financial Officer confirming ESW’s ability to finance the proposed transaction.

•	On, April 17, 2017, an exclusivity agreement was signed between the Company and Aurea.

•	Between April 17, 2017 through April 29, 2017, ESW, Parent, Atlas and Cooley LLP, counsel to Parent and Purchaser, on one hand, and the Company, Morgan Stanley and Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, on the other hand, held multiple conference calls to discuss open issues on the Merger Agreement, Support Agreement and the Guaranty.

•	On April 30, 2017, the parties finalized the Merger Agreement, Support Agreement and the Guaranty and such agreements were signed. The Company issued a press release announcing the execution of the Merger Agreement on May 1, 2017.

11.	The Transaction Documents.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself, which we have filed with the SEC as an exhibit to the Tender Offer Statement on Schedule TO, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Guarantor, Parent and Purchaser” above. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement. The summary of the terms of the Merger Agreement is intended to provide information about the terms of the Offer and the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about Parent or the Company without consideration of the entirety of public disclosure by Parent and the Company as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but no later than ten business days after the date of the Merger Agreement, provided that the Merger Agreement has not terminated in accordance with its terms.

Conditions to the Offer. The obligation of Purchaser to accept for payment, purchase and pay for any Company Shares tendered pursuant to the Offer is subject to (i) the satisfaction of the Minimum Condition, (ii) the expiration or termination of any applicable waiting period under the HSR Act and (iii) the other conditions set forth in Section 15—“Conditions of the Offer.” Purchaser expressly reserves the right to waive any of the conditions to the Offer (other than the Minimum Condition or the conditions relating to approval under the HSR Act and the absence of certain legal orders or injunctions) and to make any change in the terms of or conditions to the Offer; provided, that, without the prior written consent of the Company no change may be made that decreases the price per Company Share payable in the Offer, changes the form of consideration payable in the Offer, decreases the number of Company Shares sought to be purchased in the Offer, adds to the conditions of the Offer set forth in Section 15—“Conditions of the Offer” (other than as set forth in the Merger Agreement), extends the Offer other than as described below, modifies the conditions set forth in the Merger Agreement, or amends any other term or condition to the Offer in any manner that is adverse to the holders of Company Shares.

The Offer will remain open until midnight Eastern Time, at the end of June 9, 2017, the twentieth (20th) business day after the Offer is commenced (the “Expiration Date”), unless the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, the provisions of the Merger Agreement or as required by applicable laws or the interpretations of the SEC (in which event the term “Expiration Date” shall mean the latest time and date as the Offer, as so extended, may expire).

Unless the Merger Agreement has been terminated in accordance with its terms, (i) Purchaser will extend the Offer for any period required by any law or governmental order or any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ that is applicable to the Offer, and (ii) if, on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any condition of the Offer is not satisfied and has not been waived, then Purchaser will extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Date or such subsequent date for one or more additional periods of ten business days each (each such extension period, an “Additional Offer Period”), to permit such conditions of the Offer to be satisfied. In no event will Purchaser be required to extend the Offer beyond the “Termination Date” (which is defined in the Merger Agreement as September 30, 2017). In addition, in the event that the Minimum Condition is the only condition that has not been satisfied, Purchaser will not be required to extend the Offer for more than three periods of ten business days each, to permit the Minimum Condition to be satisfied.

The Merger. The Merger Agreement provides that promptly following the acceptance for payment of Company Shares pursuant to the Offer, at the Effective Time, Purchaser will be merged with and into the Company with the Company being the surviving corporation in the Merger (the “Surviving Corporation”). Following the Effective Time, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Parent. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, it is intended that the Merger will become effective as soon as practicable following the acceptance for payment of Company Shares pursuant to the Offer without a meeting of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

The director of Purchaser immediately prior to the Effective Time will be the director of the Surviving Corporation, and such director will hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officer of Purchaser immediately prior to the Effective Time will be the officer of the Surviving Corporation, until his respective successor is duly elected or appointed and qualified or until his earlier death, resignation or removal.

Pursuant to the Merger Agreement, each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares directly owned by Parent, Purchaser, or any subsidiary of Parent or the Company, which will be canceled and will cease to exist and Company Shares with respect to which the holders have properly perfected their appraisal rights under Delaware law) will be converted into the right to receive net in cash, without interest and less any required withholding, an amount equal to the Offer Price paid in the Offer (the “Merger Consideration”).

Treatment of Equity Awards and Employee Stock Purchase Plan in the Merger. The Merger Agreement provides that at the Effective Time of the Merger, the Company Options and Company RSUs that are outstanding as of the Effective Time and the rights of participants in the Company’s 2015 Employee Stock Purchase Plan (the “ESPP”) will be treated as follows:

•	Each Company RSU that is then outstanding will be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration multiplied by (ii) the total number of outstanding Company RSUs subject to such award (the “Company RSU Consideration”).

•	Each Company Option that is then outstanding will be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration (less the exercise price per share attributable to such Company Option) multiplied by (ii) the total number of Company Shares issuable upon exercise in full of such Company Option (the “Company Option Consideration”). Notwithstanding the foregoing, if the per Company Share exercise price of any Company Option is equal to or greater than the Merger Consideration, such Company Option will be cancelled on the Effective Time without any cash payment.

•

Prior to the Effective Time, (i) all outstanding purchase rights under the ESPP shall automatically be exercised, in accordance with the terms of the ESPP (the “Final Purchase”), (ii) the ESPP shall terminate upon the Final Purchase and no further purchase rights will be granted under the Company ESPP thereafter, and (iii) each individual participating in the ESPP shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder or (y) to make separate non-payroll contributions to the ESPP. All Company Shares purchased in the Final Purchase shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement.

•	No later than the second Company payroll date following the Effective Time, the holders of vested Company Options and vested Company RSUs shall receive a payment through the Company’s payroll system or payroll provider or through the Company’s accounts payable system, of all amounts required to be paid to such holders in respect of such vested Company Options or vested Company RSUs that are cancelled and converted pursuant to the terms of the Merger Agreement. The consideration owed to holders of unvested Company Options and unvested Company RSUs, shall be subject to the same restrictions and vesting arrangements (including the continued employment or services of the holder) that were applicable to such unvested Company Options and unvested Company RSUs, as applicable, immediately prior to or at the Effective Time and shall become payable by Parent or the Surviving Corporation no later than the second payroll date following the date that such unvested Company Options or unvested Company RSUs, as applicable, would have become vested under the vesting schedule in place for such Company Options or Company RSUs immediately prior to or at the Effective Time (subject to the restrictions and other terms of such vesting schedule, including continued employment of the holder of such unvested Company Options or unvested Company RSUs); provided, however, that if any continuing employee of the Company, is terminated by Parent, the Surviving Corporation, or any affiliate of Parent, prior to the one year anniversary of the Effective Time for any reason other than for cause, such holder of unvested Company Options or unvested Company RSUs, as applicable, will be entitled to receive, payable on the second payroll date following such termination, the greater of the consideration attributable to such unvested Company Option and unvested Company RSU, as applicable (i) had such unvested Company Option or unvested Company RSU, as applicable, vested until the one (1) year anniversary of the Effective Time and (ii) had the vesting accelerated pursuant to existing acceleration provisions with respect to the unvested Company Option and unvested Company RSU, as applicable, as set forth in the applicable award agreement.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including, without limitation, representations relating to: organization and good standing; capitalization; corporate power and enforceability; non-contravention; required governmental approvals; permits; compliance with laws; financial statements; absence of certain changes; litigation; employee plans; labor matters; Schedule TO and Schedule 14D-9; intellectual property; tax matters; environmental matters; material contracts; insurance; brokers; state takeover statutes; related party transactions; and opinion of financial advisor.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to: organization and good standing; corporate power and enforceability; non-contravention; required government approvals; sufficiency of funds; Schedule TO and Schedule 14D-9; litigation; and ownership of Company capital stock.

Certain representations and warranties of the Company are qualified by reference to a Material Adverse Effect. As used in the Merger Agreement, a “Material Adverse Effect” means any change, effect, event or development (each a “Change,” and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the

United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) conditions (or changes in such conditions) in the industries in which the Company and its subsidiaries conduct business; (iv) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (vi) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby; (viii) any actions taken or failure to take action, in each case, by Parent, or to which Parent has approved, consented to or requested; or compliance with the terms of, or the taking of any action required or contemplated by, the Merger Agreement; or the failure to take any action prohibited by the Merger Agreement; (ix) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); and (x)any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company, including legal proceedings arising out of the Merger or in connection with any other transactions contemplated by the Merger Agreement; except to the extent any such Change described in clauses (i) through (vi) above has a disproportionately adverse effect on the Company and its subsidiaries, taken as a whole, in comparison to other companies that operate in the industries in which the Company and its subsidiaries primarily operate.

Conduct of Business Pending the Merger. The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time the Company shall, and shall cause each of its subsidiaries to use commercially reasonable efforts consistent with past practices and policies to, (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and (B) keep available the services of the current officers, key employees and consultants of the Company, and preserve the current relationships of the Company with customers, suppliers and other persons whom the Company has significant business relations as is reasonably necessary to preserve substantially intact its business organization. The Merger Agreement further provides that, except as (x) expressly contemplated by the Merger Agreement, (y) set forth in the disclosure schedule or (z) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), the Company shall not do any of the following and shall not permit any of its subsidiaries to do any of the following:

•	amend or otherwise change its certificate of incorporation or bylaws or comparable organizational documents;

•

issue, sell, deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any securities of the Company or its subsidiaries, except for (A) the issuance and sale of Company Shares upon the exercise of Company Options outstanding as of the date of the Merger Agreement, (B) the issuance of Company Shares upon the vesting or settlement of Company RSUs outstanding as of the date of the Merger Agreement, (C) the issuance of Company Shares pursuant to the ESPP in accordance with its terms in effect as of the date of the Merger Agreement, and (D) grants of Company Options, with a per share exercise price that is no less than the then-current market price of a Company Share, purchase rights under the ESPP in accordance with its terms in effect as of the date of the Merger Agreement, or Company RSUs, in each case, in connection with the hiring of new non-executive officer employees in the ordinary course of business consistent with past practice;

•	directly or indirectly repurchase or redeem any securites of the Company or its subsidiaries, except (A) upon forfeiture or repurchases of securities pursuant to the terms and conditions of Company Options or Company RSUs outstanding as of the date of the Merger Agreement and (B) in connection with tax withholdings and exercise price settlements, as applicable, upon the exercise of Company Options or vesting of Company RSUs;

•	(i) split, combine, subdivide or reclassify any shares of capital stock or (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for dividends or other distributions made by any wholly owned subsidiary of the Company to the Company or one of its wholly owned subsidiaries;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

•	incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $500,000 in the aggregate, except for (i) debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of the Merger Agreement or (ii) loans or advances between the Company and any of its subsidiaries, or between any of the Company’s subsidiaries;

•	except as may be required by applicable law or the terms of any employee benefits plan, (i) enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any member of the Company Board or executive officer, or, other than in the ordinary course of business consistent with past practice, any employee in any manner, except in any such case, (1) in connection with the hiring of new non-executive officer employees in the ordinary course of business consistent with past practice or (2) in connection with the promotion of non-executive officer employees in the ordinary course of business consistent with past practice, or (ii) increase the compensation payable or to become payable of any member of Company Board or executive officer, pay or agree to pay any special bonus or special remuneration to any member of the Company Board or any executive officer, or pay or agree to pay any material benefit to any member of the Company Board or any executive officer not required by any plan or arrangement;

•	(i) settle any pending or threatened material legal proceeding, except for the settlement of any legal proceeding that (1) is reflected or reserved against in the balance sheet of the Company as at December 31, 2016 or incurred since December 31, 2016, or (2) does not include any obligation (other than the payment of money) to be performed by the Company or its subsidiaries following the Effective Time that is, individually or in the aggregate, material to the Company, or (ii) commence any legal proceeding against any person;

•	except as may be required as a result of a change in applicable law or in GAAP, make any material change in any of the accounting principles or practices used by it;

•	(i) make or change any material tax election or material tax accounting method, (ii) enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement, or closing agreement (other than any agreement entered into in the ordinary course of business, the principal purpose of which is not to address tax matters), (iii) surrender a right to a material tax refund, (iv) amend any material tax return, (v) settle or compromise any income or other material tax liability, or (vi) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes;

•	(i) acquire (by merger, consolidation or acquisition of stock or assets) any other person (other than the Company or any of its subsidiaries) or any material equity interest therein, (ii) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien (other than permitted liens) any tangible properties or assets of the Company or its subsidiaries (other than to the Company or any of its subsidiaries), which are material to the Company and its subsidiaries, taken as a whole, except for or dispositions to customers of the Company or any of its subsidiaries or otherwise in the ordinary course of business consistent with past practice, or (iii) make any loans or advances to any other person (other than the Company or any of its subsidiaries), except for (1) travel or business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries or members of the Board of Directors of the Company, or (2) extensions of credit or other payment terms provided to customers of the Company or any of its subsidiaries or otherwise in the ordinary course of business consistent with past practice;

•	(i) enter into any contract that, if entered into prior to the date of the Merger Agreement, would be a Material Contract, or (B) materially amend, materially modify, terminate, or consent to the termination of any Material Contract, in each case, other than in the ordinary course of business consistent with past practice

•	make any new material capital expenditure in excess of $100,000 individually or capital expenditures in excess of $250,000 in the aggregate during any calendar quarter, in each case, other than any such expenditure contemplated by, as of the date of the Merger Agreement, the Company’s 2017 fiscal year budget to Parent or the Company’s capital expenditure plan attached as an exhibit to the Company Disclosure Letter; or

•	enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited above.

Merger Without a Meeting of Stockholders. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, the Merger will be consummated as soon as practicable after the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of the Merger Agreement.

No Solicitation of Transactions. Pursuant to the terms of the Merger Agreement, until termination of the Merger Agreement pursuant to its terms and the Effective Time, the Company and its subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other authorized agent or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal (as defined below), (ii) furnish to any person any non-public information relating to the Company or any of its subsidiaries, or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, in each such case, with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal, (iv) enter into any contract contemplating or otherwise relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement) or (v) take any action to render any provision of any “fair price,” “moratorium,” control share acquisition,” business combination,” or other similar anti-takeover statute (including Section 203 of the DGCL) or any restrictive provision of any applicable anti-takeover provision in the Company’s organizational documents, in each case inapplicable to any person or any Acquisition Proposal.

Prior to the Acceptance Time, if any person makes a bona fide, written and unsolicited Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes or could reasonably be expected to lead to a Superior Proposal, and which Acquisition Proposal did not result from a material breach of the Merger Agreement and was made after the date of the Merger Agreement, the Company’s Representatives may (i) participate or engage in discussions or negotiations with such person, (ii) furnish to such person any non-public information relating to the Company or any of its subsidiaries and/or afford such person access to the business, properties, assets, books, records or other non-public information, or the personnel, of the Company or any of its subsidiaries, in each case under this clause (ii) pursuant to an Acceptable Confidentiality Agreement (as defined in the Merger Agreement); provided that contemporaneously with furnishing any non-public information to such person, the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent and to the extent permitted by applicable law, and/or (iii) encourage, facilitate or assist any such Acquisition Proposal; provided, however, that in the case of any action taken pursuant to the preceding clauses (i), (ii) or (iii), (A) the Company Board and/or any authorized committee thereof determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, and (B) the Company gives Parent prompt written notice (delivered in any event within twenty-four (24) hours) of the identity of such person and the material terms of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof).

Additionally, the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent if any director or executive officer of the Company becomes aware of any receipt by the Company of (i) of any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry.

As used in the Merger Agreement, an “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Purchaser) to engage in an Acquisition Transaction. As used in the Merger Agreement, an “Acquisition Transaction” means any transaction or series of related transactions involving: (i) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from the Company and/or any other person(s), of Company Shares representing more than twenty percent (20%) of the Company Shares outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning more than twenty percent (20%) of the Company Shares outstanding after giving effect to the consummation of such tender or exchange offer; (ii) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of the consolidated assets of the Company and its subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such sale, transfer, acquisition or disposition); (iii) any merger, consolidation, business combination or other similar transaction involving the Company pursuant to which any person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company Stockholders (as a group) immediately prior to the consummation of such transaction, would hold Company Shares representing more than twenty percent (20%) of the Company Shares outstanding after giving effect to the consummation of such transaction; or (iv) a liquidation, dissolution or other winding up of the Company.

As used in the Merger Agreement, a “Superior Proposal” means any written Acquisition Proposal which did not result from a material breach by the Company of the Merger Agreement, on terms that the Company’s Board of Directors shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects of such Acquisition Proposal and the likelihood of consummation of such Acquisition Transaction, would be more favorable to the Company Stockholders (in their capacity as such) than the Offer and the Merger; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than twenty percent (20%)” shall be deemed to be references to “a majority.”

Directors’ and Officers’ Indemnification and Insurance. Parent agreed, pursuant to the Merger Agreement, from and after the Effective Time, to cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company under any and all (i) indemnification agreements that are in effect as of the date of the Merger Agreement between the Company or any of its subsidiaries and any of their respective current or former directors and officers (the “Indemnified Persons”) and (ii) indemnification, expense advancement and exculpation provisions in any certificate of incorporate or bylaws or comparable organizational document of the Company or any of its subsidiaries in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable law.

The Merger Agreement provides that for six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, that Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid by the Company for coverage for its last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided, however, that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In the event that the Company elects to purchase a six-year “tail” prepaid policy on the D&O Insurance prior to the Effective Time, Parent shall cause the Surviving Corporation to maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation with respect to the D&O Insurance for so long as such “tail” policy shall be maintained in full force and effect.

HSR Act Filing and International Antitrust Notifications. The Merger Agreement provides that as soon as practicable after the date of the Merger Agreement but in no event later than ten business days following the execution and delivery of the Merger Agreement, each of Parent and Purchaser on the one hand, and the Company on the other hand, shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to the Merger Agreement and the transactions contemplated thereby as required by the HSR Act. See Section 16—“Certain Legal Matters; Regulatory Approvals.” Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger on May 8, 2017. The Company is expected to file a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of the Company Shares in the Offer and the Merger on or about May 12, 2017.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

•	Purchaser shall have accepted for payment all of the Company Shares validly tendered and not withdrawn pursuant to the Offer; and

•	no governmental authority of competent jurisdiction shall have i) enacted, issued or promulgated any law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any governmental order that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

Termination. The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Acceptance Time, notwithstanding any requisite approval of the Merger Agreement, the Offer, and the Merger by the Company’s stockholders in the following manner:

•	by mutual written consent of Parent and the Company;

•	by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer on or before September 30, 2017 (the “Termination Date”), unless (i) Parent or the Company’s action or failure to act has been the principal cause or resulted in the conditions set forth in Sections 1.1(b) and Section 2.3(b) of the Merger Agreement, in each case as described in Section 15—“Conditions of the Offer” having failed to be satisfied, in which case either Parent or the Company, shall not have the right to terminate the Offer or (ii) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer (the “Termination Date Trigger”);

•	by the Company, in the event that (i) the Company is not then in material breach of the Merger Agreement and (ii) Parent and/or Purchaser shall have breached or otherwise violated any of their respective material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date;

•	by Parent, in the event that (i) Parent and Purchaser are not then in material breach of the Merger Agreement and (ii) the Company shall have breached or otherwise violated any of its material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall have become inaccurate, in either case such that the conditions to the Offer set forth in are not capable of being satisfied by the Termination Date;

•	by the Company, subject to the conditions set forth in the Merger Agreement, in the event that (i) the Company shall have received a Superior Proposal (ii) the Company’s Board of Directors and/or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties; and (iii) Parent shall have had an opportunity to match such Superior Proposal pursuant to the terms and conditions of the Merger Agreement (the “Superior Proposal Trigger”); or

•	by Parent, in the event that the Company’s Board of Directors or any authorized committee thereof shall have effected a Company Board Recommendation Change (as defined in the Merger Agreement), subject to the conditions set forth in the Merger Agreement (the “Recommendation Change Trigger”).

Termination Fees and Expenses. The Merger Agreement contemplates that a termination fee of $10,000,000 (the “Termination Fee”) will be payable by the Company to Parent under any of the following circumstances:

•

the Merger Agreement is terminated by Parent or the Company pursuant to the Termination Date Trigger solely as a result of the failure to satisfy the Minimum Condition prior to such termination and (i) following the execution and delivery of the Merger Agreement and prior to the termination of this Merger Agreement solely as a result of the failure to satisfy the Minimum Condition prior to such termination, a Competing Acquisition Transaction has been publicly announced or has become publicly disclosed and, in either case, shall not have been withdrawn or otherwise abandoned and (ii) within twelve months following the termination of the Merger Agreement solely as a result of the failure to satisfy the Minimum Condition prior to such termination, such Competing Acquisition Transaction is consummated or a binding definitive agreement for such Competing Acquisition Transaction has been entered into by the Company and the counterparty within such twelve-month period and such transaction is subsequently consummated. For purposes of the foregoing, a “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” except that all references therein to “more than twenty percent (20%)” shall be deemed to be references to “a majority.”

•	the Merger Agreement is terminated by the Company pursuant to the Superior Proposal Trigger; or

•	the Merger Agreement is terminated by Parent pursuant to the Recommendation Change Trigger.

Amendment. The Merger Agreement may be amended by the parties to the Merger Agreement at any time; provided, however, that if the Merger Agreement has been adopted by the Company’s stockholders in accordance with the DGCL, no amendment shall be made to the Merger Agreement that requires the approval of such stockholders under the DGCL without such approval.

Tender and Support Agreement.

The following is a summary of the Tender and Support Agreement, which is filed as an exhibit to the Schedule TO, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement, dated April 30, 2017 (the “Tender and Support Agreement”), with each of the Company’s directors and named executive officers (each a “Supporting Stockholder”). Collectively, the Supporting Stockholders directly or indirectly own 1,238,602 outstanding Company Shares, representing approximately 2% of the Company Shares outstanding, and hold Company Options and Company RSUs that, in the aggregate, but subject to vesting schedules, are exercisable into or available for settlement into 5,576,571 Company Shares (assuming all such Company Options and Company RSUs have vested), in each case as of April 30, 2017.

Tender of Company Shares. Subject to the terms and conditions of the Tender and Support Agreement, the Supporting Stockholders have agreed to tender or cause to be tendered in the Offer all of their Company Shares, Company Options and Company RSUs owned as of the date of the Tender and Support Agreement together with any Company Shares, Company Options and Company RSUs that are hereafter issued to or otherwise directly or indirectly acquired or beneficially owned by such Supporting Stockholder prior to the termination of the Tender and Support Agreement in accordance with its terms (collectively, the “Subject Securities”), in the Offer promptly following, but in no event later than ten business days after, the commencement of the Offer, and not to withdraw such Subject Securities from the Offer unless the Tender and Support Agreement is terminated or the Offer expires or is terminated or withdrawn, in each case, in accordance with the terms of the Merger Agreement.

Agreement to Vote. Subject to the terms and conditions of the Tender and Support Agreement, each Supporting Stockholder irrevocably and unconditionally agrees that, during the time the Tender and Support Agreement is in effect, at any meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in any action by written consent of stockholders of the Company, unless otherwise directed in writing by Parent, such Supporting Stockholder shall cause the Subject Securities (other than Company Options that are not exercised or Company RSUs that do not settle during the term of the Tender and Support Agreement) to be voted: (a) if any vote is required by the Company’s stockholders pursuant to the DGCL, in favor of (i) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof; and (ii) each of the other transactions contemplated thereby; (b) against any action or agreement that would reasonably be expected to (i) result in a breach of Section 5.2 of the Merger Agreement or (ii) result in any condition set forth in Section 2.3 of the Merger Agreement not to be satisfied in a timely manner; and (c) against any Acquisition Proposal (other than the Merger and the transactions contemplated by the Merger Agreement).

Proxy. The Supporting Stockholders have each granted an irrevocable proxy, subject to the terms and conditions of the Tender and Support Agreement, appointing each executive officer of the Purchaser as their attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in such Supporting Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power to the full extent of such Supporting Stockholder’s voting rights with respect to such Supporting Stockholder’s Subject Securities in the manner described in the preceding paragraph. Such proxy shall automatically terminate, without any notice or other action by any person, upon termination of the Tender and Support Agreement in accordance with its terms. The Supporting Stockholders have each revoked any and all previous proxies granted with respect to the Subject Securities in regards to the matters described in the previous paragraph and agree not to deposit any of Subject Securities in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to the Subject Securities in a manner that would impair such Supporting Stockholder’s voting obligations in the preceding paragraph.

Other Restrictions. Subject to limited exceptions, each Supporting Stockholder has agreed that such Supporting Stockholder will not, directly or indirectly: (i) sell, pledge, encumber, grant an option with respect to, transfer or dispose of any Subject Security or any interest in such Subject Security to any person other than Parent or Purchaser; (ii) enter into an agreement or commitment contemplating the possible sale of, pledge of, lien of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any person other than Parent or Purchaser; or (iii) reduce such Supporting Stockholder’s beneficial ownership of or interest in such Subject Security. Such Supporting Stockholders have also agreed to irrevocably and unconditionally waive and agree not to exercise any appraisal rights or dissenters’ rights in respect of their Subject Securities relating to the Merger.

Termination. The Tender and Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of entry, without the prior written consent of such Supporting Stockholder, into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that reduces the amount, changes the form of, or otherwise reduces the consideration payable to such Supporting Stockholder under the Merger Agreement as in effect on the date hereof; and (iv) the mutual written consent of Parent, Purchaser and the Supporting Stockholders holding a majority of the Subject Securities.

Limited Guaranty.

The following is a summary of the Guaranty, which is filed as an exhibit to the Schedule TO, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Guaranty.

Concurrently with the execution and delivery of the Merger Agreement, ESW executed and delivered to the Company a limited guaranty in favor of the Company in respect of certain of Parent’s and Purchaser’s payment obligations under the Merger Agreement. Pursuant to the Guaranty, ESW has irrevocably and unconditionally guaranteed the full and prompt payment when due to the Company of Parent’s and Purchaser’s obligations (i) to fund the aggregate consideration to which the holders of Company Shares become entitled to pursuant to the Offer and the Merger; (ii) to pay the Company Option Consideration and the Company RSU Consideration; and (iii) certain indebtedness of the Company, in each case, subject to the terms and conditions of the Guaranty. Under the Guaranty, ESW has agreed not to claim any offset or other reduction of its obligations thereunder because of any obligation of the Company now or hereafter owed to ESW.

Confidentiality Agreement.

The following is a summary of certain provisions of the Confidentiality Agreement, dated as of January 11, 2017 by and between the Company and Aurea Software, Inc. (“Aurea”), an affiliate of Parent (the “Confidentiality Agreement”). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO.

On January 11, 2017, the Company and Aurea entered into the Confidentiality Agreement, pursuant to which the Company and Aurea agreed, subject to certain exceptions, that certain confidential and propriety information furnished to it or to its representatives by or on behalf of Aurea or its affiliates or the Company, respectively, in connection with a possible strategic transaction between the parties would be considered confidential information and would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives, as may be required by law or with mutual written agreement of the parties.

Exclusivity Agreement.

The following is a summary of certain provisions of an Exclusivity Agreement, dated as of April 17, 2017, by and between Aurea and the Company (the “Exclusivity Agreement”). This summary is qualified in its entirety by reference to the Exclusivity Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO.

On April 17, 2017, Aurea and the Company entered into the Exclusivity Agreement, pursuant to which for a period of time following the date the Company countersigned the Exclusivity Agreement and extending until April 30, 2017 (the “Exclusivity Period”), the Company agreed that, during the Exclusivity Period, neither the Company nor any of its representatives would directly or indirectly (i) solicit, or knowingly encourage or facilitate the initiation or submission of, any expression of interest, inquiry, proposal or offer from any other person or entity relating to a possible sale, exclusive license or disposition of 10% or more of the business or assets of the Company, direct or indirect purchaser or other acquisition of securities representing 10% of the total outstanding voting power of the Company, or any merger or similar transaction with or involving the Company or any of its subsidiaries (an “Acquisition”); (ii) participate in any discussions or negotiations or enter into any agreement with, or provide any nonpublic information to, any other person or entity relating to or in connection with a possible Acquisition; or (iii) accept any proposal or offer from any other person or entity relating to a possible Acquisition. The Company also agreed to promptly notify Wave Systems of any inquiries, offers or proposals received during the Exclusivity Period concerning an Acquisition.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Company Shares. The purpose of the Merger is to acquire all Company Shares not tendered and purchased pursuant to the Offer. If a holder of Company Shares sells Company Shares in the Offer, such holder will cease to have any equity interests in the Company or any right to participate in its earnings and future growth. If a holder of Company Shares does not tender the Company Shares, but the Merger is consummated, such holder also will no longer have an equity interest in the Company. Similarly, after a holder sells Company Shares in the Offer or the subsequent Merger, such holder will not bear the risk of any decrease in the value of the Company.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares owned by such corporation, the acquiring entity and any person that owns the acquiring entity, and any subsidiary of the foregoing), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the percentage of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after following the Acceptance Time, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Company Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Company Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one (1) year after the consummation of the Offer at the same per Company Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. In connection with Purchaser’s consideration of the Offer, Purchaser has developed an initial plan, on the basis of available information, for the combination of the business of the Company with that of Purchaser. Purchaser intends to continue reviewing such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Purchaser’s existing business. This planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger.

Extraordinary Corporate Transactions. It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the closing of the Merger, Parent may consolidate or reorganize certain corporate entities in the Company’s structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of the Company as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential.

Appraisal Rights. Under the DGCL, holders of Company Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Company Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Company Shares could be based upon considerations other than or in addition to the Merger Consideration and the market value of the Company Shares. The value so determined could be higher or lower than, or the same as, the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Company Shares is less than the Merger Consideration. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Company Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Company Shares entitled to appraisal exceeds 1% of the outstanding Company Shares or (2) the value of the consideration provided in the Merger for such total number of Company Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Purchaser irrevocably accepts for purchase the Company Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Company Shares in the Offer;

•	continuously hold of record the Company Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Company Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Company Shares of such stockholder will be converted into the right to receive the Merger Consideration.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Company Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Company Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

13.	Certain Effects of the Offer.

Market for the Company Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Company Shares because Parent intends to consummate the Merger immediately following the Acceptance Time.

Stock Listing. The Company Shares are currently listed on NASDAQ. Immediately following the Effective Time, the Company Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Parent. NASDAQ requires, among other things, that any listed shares of common stock have at least 1,250,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause the Company to delist the Company Shares from NASDAQ.

Margin Regulations. The Company Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Company Shares. Depending upon factors similar to those described above regarding the market for the Company Shares and stock listings, it is possible that, following the Offer, the Company Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Company Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Company Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Company Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Company Shares under the Exchange Act were terminated, the Company Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Parent and Purchaser currently intend to seek to cause the Company to terminate the registration of the Company Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not, and will not permit any of its subsidiaries to, declare, set aside, make or pay any dividends on or other distributions (whether in cash, stock, property or otherwise) in respect of, any shares of its capital stock, other than dividends or distributions by a subsidiary of the Company to the Company or another subsidiary of the Company. Neither Parent nor Purchaser anticipate waiving this restriction or otherwise consenting to the payment of any dividend on the Company’s common stock. Accordingly, it is anticipated that no dividends will be declared or paid on the Company Shares following the date of the Merger Agreement.

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer, but subject to the terms of the Merger Agreement and in addition to (and not in limitation of) Purchaser’s right to extend the Offer at any time prior to the Expiration Date pursuant to the terms of the Merger Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Company Shares tendered pursuant to the Offer if:

•	there have not been validly tendered and not withdrawn in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then owned by Parent and Purchaser (if any), represent a majority of all then outstanding Company Shares (including all then outstanding Company Options and Company RSUs, for which the Company has received notices of exercise or conversion prior to the scheduled expiration of the Offer and excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures);

•	any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act have not expired or been terminated; or

•	any of the following have occurred and continue to exist as of immediately prior to the scheduled expiration of the Offer:

(i)	any governmental authority of competent jurisdiction shall have (1) enacted, issued or promulgated any law that is in effect as of immediately prior to the scheduled expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger, or (2) issued or granted any order that is in effect as of immediately prior to the scheduled expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger;

(ii)	(1) any of the representations and warranties of the Company set forth in Sections 3.1 (Organization; Good Standing), 3.2 (Corporate Power; Enforceability), 3.3 (Requisite Stockholder Approval), and 3.25 (Brokers) of the Merger Agreement (the “Fundamental Representations”) shall not have been true and correct in all material respects as of the date of the Merger Agreement or shall not be true and correct in all material respects as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all material respects as of such specified date); (2) the representations regarding the Company’s capitalization set forth in Section 3.6 of the Merger Agreement (the “Capitalization Representation”) shall not have been true and correct as of the date of the Merger Agreement or shall not be true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time, except where the failure to be true and correct would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their affiliates, individually or in the aggregate, of more than $1,500,000; or (3) any of the representations and warranties of the Company set forth in the Merger Agreement (other than the Fundamental Representations or the Capitalization Representation), disregarding any “materiality,” “Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties, shall not have been true and correct as of the date of the Merger Agreement or shall not be true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct as of such specified date), except in the case of this clause (3), to the extent that the facts and circumstances causing or resulting in any such representations and warranties not to be true and correct as of the date hereof, as of immediately prior to the scheduled expiration of the Offer or as of the specified date in the representation or warranty have not had and would not reasonably be expected have, individually or in the aggregate, a Material Adverse Effect;

(iii)	the Company shall have failed to perform in all material respects the obligations that are to be performed by it under the Merger Agreement at or prior to the scheduled expiration of the Offer;

(iv)	a Material Adverse Effect shall have arisen or occurred following the execution and delivery of the Merger Agreement that is continuing as of immediately prior to the scheduled expiration of the Offer;

(v)	the Merger Agreement shall have been properly and validly terminated in accordance with its terms;

(vi)	the Company shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by any of the Company’s chief executive officer, chief financial officer or such other officer serving in such capacity to the effect that the conditions set forth in clauses (ii) and (iii) above shall not have occurred; or

(vii)	there shall have been instituted by any governmental authority of competent jurisdiction any legal proceeding which is pending:

(1)	challenging or seeking to make illegal or otherwise, directly or indirectly, restrain or prohibit, the acceptable for payment, payment for or purchase of any or all of the Company Shares by Parent or Purchaser, or the consummation of the Offer or the Merger;

(2)	seeking, in connection with the transactions contemplated by the Merger Agreement, to require the Company, Parent or Purchaser to take certain burdensome actions as set forth in the Merger Agreement;

(3)	seeking to impose or confirm any material limitation on the ability of Parent or Purchaser to acquire, hold or exercise effectively full rights of ownership of Company Shares, including the right to vote any Company Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company stockholders; or

(4)	seeking to require divestiture by Parent or Purchaser or any Company Shares.

The foregoing conditions are for the sole benefit of Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Condition or the conditions relating to the HSR Act or the absence of certain legal orders or injunctions). Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer; provided, that, without the prior written consent of the Company, no change may be made by Purchaser (and Parent will cause Purchaser not to make any such change) that decreases the price per Company Share payable in the Offer (except as provided in the Merger Agreement), changes the form of consideration payable in the Offer, decreases the number of Company Shares sought to be purchased in the Offer, adds to the conditions to the Offer set forth in this Section 15—“Conditions of the Offer,” extends the Offer other than as permitted by the Merger Agreement, modifies or amends any other term or condition of the Offer in any manner that broadens such conditions or is adverse to the holders of Company Shares.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

16.	Certain Legal Matters; Regulatory Approvals.

General. Other than as set forth below, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16—“Certain Legal Matters; Regulatory Approvals” based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Company Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Company Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Company Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Company Shares thereunder. See Section 15—“Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2⁄3% of the outstanding voting stock which the interested stockholder did not own.

None of Guarantor, Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Company Board approved the Merger Agreement and the transactions contemplated thereby, and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Company Shares, and the Purchaser might be unable to accept for payment or pay for Company Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, we may not be obligated to accept for purchase, or pay for, any Company Shares tendered. See Section 15—“Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Company Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Company Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period, which began when Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on May 8, 2017, unless the FTC and Antitrust Division grant early termination of such waiting period. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten days after Parent filed its Premerger Notification and Report Form. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger on May 8, 2017. The Company is expected to file its Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division on or about May 12, 2017. The required waiting period with respect to the Offer and the Merger is expected to expire at 11:59 p.m., Eastern Time, on or about May 23, 2017, unless the FTC and Antitrust Division grant early termination of the waiting period, or Parent receives a request for additional information or documentary material prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Company Shares in the Offer and the Merger. At any time before or after the purchase of Company Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable if it believes the transaction will substantially lessen competition, including seeking to enjoin the purchase of Company Shares in the Offer and the Merger, the divestiture of Company Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Certain Litigation. As of the date hereof, to the knowledge of Guarantor, Parent and Purchaser, the Company is not aware of any pending legal proceeding relating to the Offer, the Merger, or any of the transactions contemplated by the Merger Agreement.

17.	Fees and Expenses.

We have retained Okapi Partners to act as the Information Agent and Computershare to act as the depositary in connection with the Offer and the Merger. The Information Agent may contact holders of Company Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services and will be reimbursed for certain reasonable out-of-pocket expenses.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Company Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. We may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Company Shares in such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7—“Certain Information Concerning the Company” above.

Jazz MergerSub, Inc.

May 12, 2017

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT, PURCHASER, AND GUARANTOR

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five (5) years for each director and executive officer of Parent. The current business address of each person is 401 Congress Ave Suite 2650, Austin, TX 78701. The telephone number of each person is (512) 201-8287. Each such person is a citizen of the United States of America. None of such persons have been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors). Additionally, none has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTOR

Name	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
Andrew S. Price	Chief Financial Officer of ESW since 2011; Director and Financial Officer of Wave Systems since August 2016; Secretary and Chief Financial Officer of Trilogy, Inc., a software company and an affiliate of ESW, since 2011; Director and Chief Financial Officer of Aurea Software, Inc., a software company and an affiliate of ESW, since 2012; Director, President, Chief Financial Officer and Secretary of Purchaser since April 2017.

OFFICERS

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
Leela Kaza President and Secretary	President of Quantum Retail Technology, Inc., a software company and an affiliate of ESW, since 2015; President of Wave Systems since August 2016; Chief Executive Officer of Accolite, Inc., an information technology services company, since 2007.

Andrew S. Price Chief Financial Officer	Chief Financial Officer of ESW since 2011; Director and Financial Officer of Wave Systems since August 2016; Secretary and Chief Financial Officer of Trilogy, Inc. a software company and an affiliate of ESW, since 2011; Director and Chief Financial Officer of Aurea Software, Inc. a software company and an affiliate of ESW, since 2012; Director, President, Chief Financial Officer and Secretary of Purchaser since April 2017.

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five (5) years for each director and executive officer of Purchaser. The current business address of each person is 401 Congress Ave Suite 2650, Austin, TX 78701. The telephone number of each person is (512) 201-8287. Each such person is a citizen of the United States of America. None of such persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Additionally, none has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

DIRECTOR

Name	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
Andrew S. Price	Chief Financial Officer of ESW since 2011; Director and Financial Officer of Wave Systems since August 2016; Secretary and Chief Financial Officer of Trilogy, Inc., a software company and an affiliate of ESW, since 2011; Director and Chief Financial Officer of Aurea Software, Inc., a software company and an affiliate of ESW, since 2012; Director, President, Chief Financial Officer and Secretary of Purchaser since April 2017.

OFFICER

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
Andrew S. Price President, Chief Financial Officer and Secretary	Chief Financial Officer of ESW since 2011; Director and Financial Officer of Wave Systems since August 2016; Secretary and Chief Financial Officer of Trilogy, Inc., a software company and an affiliate of ESW, since 2011; Director and Chief Financial Officer of Aurea Software, Inc., a software company and an affiliate of ESW, since 2012; Director, President, Chief Financial Officer and Secretary of Purchaser since April 2017.

3. Directors and Executive Officers of Guarantor. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five (5) years for each director and executive officer of Purchaser. The current business address of each person is 401 Congress Ave Suite 2650, Austin, TX 78701. The telephone number of each person is (512) 201-8287. Each such person is a citizen of the United States of America. None of such persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Additionally, none has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

DIRECTOR

Name	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
Joseph Liemandt	Director of ESW since 2008; Director, President and Chief Executive Officer of Trilogy, Inc., a software company and an affiliate of ESW, since 1998.

OFFICERS

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
Scott F. Brighton President	President of Guarantor since 2011; President of Aurea Software, Inc., a software company and an affiliate of ESW, since 2012.
Andrew S. Price Chief Financial Officer

Chief Financial Officer of ESW since 2011; Director and Financial Officer of Wave Systems since August 2016; Secretary and Chief Financial Officer of Trilogy, Inc., a software company and an affiliate of ESW, since 2011; Director and Chief Financial Officer of Aurea Software, Inc., a software company and an affiliate of ESW, since 2012; Director, President, Chief Financial Officer and Secretary of Purchaser since April 2017.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Company Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

If delivering by mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	If delivering by overnight delivery: Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Questions or requests for assistance may be directed to the Information Agent at the respective telephone numbers and address set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877)796-5274

Email: info@okapipartners.com